EXHIBIT 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: NIC (TSX), PNCKF (OTC BB) Total Shares Outstanding: 67.766 million Fully Diluted: 92.410 million 52-Week Trading Range: C$0.20 - $1.65
– NEWS RELEASE – Pure Nickel Exploration Update

TORONTO, ON.: Pure Nickel Inc. (the "Company") (TSX: NIC, OTCBB: PNCKF) is pleased to report on its current and upcoming exploration projects at MAN, Alaska; William Lake, Manitoba; SR1, Quebec; Manibridge, Manitoba; along with several other projects.

MAN, Alaska – Summer Exploration program to commence in early July

In early July the Company will commence a 3500 metre exploration drill program on its 100% owned MAN project located in central Alaska.

The MAN project is potentially Pure Nickel’s most promising initiative.  Covering in excess of 720 square kilometres, the project houses four major ultramafic complexes.  Outcroppings and grab samples have yielded some significant and interesting findings, with nickel grades running as high as 15%.

The MAN project is best described as early stage development.  In total 42 drill holes have been completed on the project, the majority of those located in Alpha complex.  The objective for this year’s exploration program is to intersect commercial grade nickel zones.  Resource quantification will come at a later stage.

The initial targets this season will be located in the Beta complex.  Pure Nickel has identified a number of anomalies and prioritized those targets. An intense amount of ground and airborne survey work preceded target selection.  Beta targets are at relatively shallow depths with one area containing Ni-Cu sulphide outcroppings.  Drilling will be undertaken by Major Drilling of Salt Lake City, Utah.  Drill holes are anticipated to be ~300 meters in length.  At the appropriate time, target details will be available on Pure Nickel’s web site.

At this time, the Company plans to drill targets located in the Alpha complex in the latter portion of the season.  Targets are still under review.

Assay results will likely be released in 2 batches with Beta results anticipated in September and Alpha results in October.

Larry Hulbert, P.Geol. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and is supervising drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2008

SR1, Raglan Nickel Belt, Quebec – VTEM survey planned for this summer

Earlier this month, Pure Nickel announced the granting of an option to earn in on 2 of its 3 Raglan nickel belt claims.  Since that time, a decision has been made to retain the remaining series of wholly owned claims, known as SR1 to provide longer term exploration opportunities in Raglan.  Pure Nickel today announces that it has commissioned a 1100 line km VTEM airborne survey of the property.  This airborne survey will be completed over the coming summer months.

Dallas Davis, P.Geol. is Pure Nickel's Eastern Region Consulting Geologist and is the designated Qualified Person (Q.P.) for the SR1 Project.

Manibridge, Thompson Nickel Belt, Manitoba – Drill rolls on joint venture project

The initial drill program is underway at the Manibridge project.  Operated by Crowflight Minerals Inc., the program will target several of a number of interesting anomalies.

William Lake, Manitoba – PGE Assays underway

Initial assay results released this spring from the winter drill program did not report on the Platinum Group Elements (PGE’s).  Ni-Cu mineralization from the William Lake property is known to contain very anomalous concentrations of PGEs.  Due to the time and expense involved, testing for these minerals was not undertaken with our initial assay program.  We have now selected a number of sample intervals and samples that will be assayed for PGE’s within the next month. Assay results will likely be available in August.

Planning for a fall/winter exploration program will commence shortly.  It is anticipated that the Company will focus primarily on the new zones discussed in our June 3 press release.

Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry is supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2008.

Other Project news

In our February Exploration Update we announced that permitting was anticipated to be received shortly for our Salt Chuck property.  The permits were received, however a decision has been made to defer exploration activity this year and restrict our focus to the William Lake and MAN projects.

The Company also announces it has decided to suspend exploration on its Thompson Project (William Lake Extension).  In March Pure Nickel drilled two conductors identified from the November 2007 VTEM airborne survey (1782 line km ).  Drill success was limited and in light of higher priority projects within our core exploration portfolio, we have advised Exploration Syndicate our intent to end the option agreement.  Also at this time, the Company announces that it has relinquished its rights to the claims and licenses associate with the East Hudson project, Quebec.

The Company has granted stock options totalling 25,000 shares subject to the terms and conditions of the Company’s stock option plan, 10,000 options vest immediately and 15,000 vest in one year.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska.  The Company's 2008 exploration program is underway on multiple properties and is fully funded.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  The following are important factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements.  Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com

www.purenickel.com